Exhibit 99.2

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Monday, 27 February 2023

WOODSIDE FULL-YEAR 2022 RESULTS

Woodside has recorded full-year net profit after tax (NPAT) of US$6,498 million. Production was 157.7 MMboe and operating cash flow was $8,811 million.

The Directors have determined a final dividend of US 144 cents per share (cps), bringing the full-year fully franked dividend to US 253 cps. The dividend is based on the underlying NPAT of $5,230 million and the full-year shareholder distribution is $4,804 million.

Woodside CEO Meg O’Neill said Woodside’s strategy delivered exceptional results in 2022, reflecting the success of the merger with BHP’s petroleum business, completed at the start of June.

“Woodside is now a larger, geographically diverse energy company with the financial and operational strength to grow our portfolio of high-quality assets while continuing to deliver returns to shareholders.

“In what was a momentous year for Woodside we achieved the goals we set ourselves ahead of the merger, implementing initiatives to deliver the targeted $400 million in synergies ahead of our original schedule.

“Woodside’s record output was underpinned by outstanding performance at our LNG assets, which achieved 98.5% reliability across the year.

“A total of 9.4 million barrels of oil equivalent was processed via the Pluto-KGP Interconnector, resulting in the supply of 13 additional Pluto LNG cargoes and delivering $1.2 billion of incremental revenue.

“Our net profit after tax rose on the back of the increased production and sales delivered by the expanded portfolio and higher global prices for our products. In 2022 our realised price rose 63% year-on-year to $98.4 per barrel of oil equivalent.

“Throughout the year we took steps to maximise our exposure to favourable prices, expanding our global marketing presence and increasing trading activities. Our exposure to gas hub pricing for produced LNG sales was 23%.

“As a result of our increased profit, Woodside’s Australian tax and royalty payments for the year more than tripled to A$2.7 billion. We are proud to be making this record contribution back to the local communities where we operate and our Australian tax payments are expected to again increase significantly in 2023.

“The Bass Strait assets acquired in the merger supply around 20% of the gas consumed in eastern Australia. With the emergence of crisis conditions in the east coast energy market last winter, we took steps to ensure maximum volumes were available for supply to customers on both a term and spot basis.

“During the year we made significant progress on our major growth projects. Seven wells of the planned 23 have now been completed at the Sangomar Field Development Phase 1 offshore Senegal. In 2023, we expect to complete subsea installation and relocate the floating production storage and offloading facility from Singapore, ahead of targeted first oil late in the year.

“In Western Australia the Scarborough and Pluto Train 2 projects are now 25% complete and they remain on track for targeted first LNG production in 2026. This year we will focus on progressing secondary regulatory approvals, continuing fabrication of Pluto Train 2, and starting work on subsea installation and drilling operations.

“Our project teams did an outstanding job this year delivering tiebacks to our Western Australian LNG assets and installing the Shenzi subsea multi-phase pump, which will improve production rates and recovery, ahead of schedule and under budget.

“In 2023 we are also aiming to progress Woodside’s pipeline of growth opportunities, including at Trion, offshore Mexico. We are evaluating bids for major work scopes, finalising execution plans and narrowing cost estimates in support of final investment decision (FID) readiness targeted this year.

“We are also preparing for FID readiness at our H2OK project in Oklahoma in 2023. H2OK would be the first major project to be sanctioned under Woodside’s target to invest $5 billion in new energy products and lower-carbon services by 2030.

“Woodside is on track to meet our targeted 15% reduction in net equity Scope 1 and 2 emissions by 2025, having lowered them by 11% below the starting base in 2022. Our corporate emissions targets have been expanded to the merged portfolio.

“Disappointingly, we failed to improve on our 2021 personal safety outcomes, with a total recordable injury rate of 1.8 per million work hours. Woodside puts safety at the heart of everything we do, and we’ve made it an imperative to achieve a leading performance in 2023,” she said.

Financial headlines

•	NPAT of $6,498 million, up 228%

•	Underlying NPAT of $5,230 million, up 223%

•	Operating revenue of $16,817 million, up 142%

•	Operating cash flow of $8,811 million, up 132%

•	Free cash flow of $6,546 million

•	Annual sales volume 168.9 MMboe

•	Realised price of $98.4 per boe

•	Unit production cost of $8.1 per boe

•	Cash on hand of $6,189 million

•	Liquidity at year-end of $10,239 million

•	Net debt at year-end of $571 million and gearing of 1.6%

•	Determined a fully-franked final dividend of US 144 cps, bringing the full-year dividend to US 253 cps

Key business activities

Strategic achievements

•	Completed merger with BHP’s petroleum business

•	Implemented initiatives to deliver $400 million in synergies and value creation

•	Progressed the Scarborough and Sangomar projects

•	Completed sell-down of Pluto Train 2 in January 2022

Operations

•	Delivered annual production of 157.7MMboe

•	Maintained strong operated LNG reliability of 98.5%

•	Delivered the Pluto-KGP Interconnector leveraging capacity at the Karratha Gas Plant

•	Completed Pyxis, Pluto North and Xena-2 tie-backs

•	Delivered NWS Greater Western Flank Phase 3 and Lambert Deep projects ahead of schedule and under budget

•	Installed subsea multi-phase pump at Shenzi ahead of schedule and under budget

Full-year reporting

Woodside’s Annual Report 2022 provides further detail on our operations, activities and our financial position for the 12-month period ended 31 December 2022.

Woodside recognises that environmental, social and governance performance is integral to our success. Our Sustainable Development Report 2022 summarises our sustainability approach, health and safety performance, social and cultural impacts and key sustainability topics.

Woodside’s Climate Report 2022 outlines our approach to climate change and strategy for Woodside to thrive through the energy transition as a low cost, lower carbon energy provider.

Annual General Meeting

Woodside’s 2023 Annual General Meeting (AGM) will be held on Friday, 28 April at 10.00am AWST / 12:00 AEDT / 21:00 CDT (Thursday, 27 April). Details of the business of the meeting will be provided in the AGM notice. The AGM will be webcast live on the internet.

Full-year results teleconference

A teleconference providing an overview of the full-year 2022 results and a question-and-answer session will be hosted by Woodside CEO and Managing Director, Meg O’Neill, and Chief Financial Officer, Graham Tiver, on Monday, 27 February at 10:00 AEDT / 07:00 AWST / 15:00 CST (Sunday, 26 February).

We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbriefing.com/wds-fyr-2023/ to view the presentation and listen to a live stream of the question-and-answer session

•

https://s1.c-conf.com/diamondpass/10028290-3mrhp6.html to participate in the question-and-answer session. Following pre-registration, participants will receive the teleconference details and a unique access passcode.

The full-year results briefing pack follows this announcement and will be referred to during the teleconference. The briefing pack, Annual Report 2022 and teleconference archive will also be available on the Woodside website (www.woodside.com).

Contacts:

INVESTORS	MEDIA

Matthew Turnbull (Group)	Christine Forster
M: +61 410 471 079	M: +61 484 112 469
E: christine.forster@woodside.com

Sarah Peyman (Australia)
M: +61 457 513 249

Rohan Goudge (US)
M: +1 (713) 679-1550

E: investor@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Please refer to the relevant reports and briefing pack for important information and further details about matters discussed in this announcement.

FULL-YEAR RESULTS BRIEFING 2022 27 February 2023 www.woodside.com investor@woodside.com

Disclaimer, important notes and assumptions

Information

- This presentation has been prepared by Woodside Energy Group Ltd ("**Woodside**"). By accessing/attending this presentation you agree to be bound by the following conditions.
- All information included in this presentation, including any forward-looking statements, speaks only as of the date of this presentation.
- Except as required by law, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives ("**Beneficiaries**") intends to, or undertakes to, or assumes any obligation to, provide any additional information or revise the statements in this presentation, whether as a result of a change in expectations or assumptions, new information, future events, results or circumstances.
- This presentation may contain industry, market and competitive position data that is based on industry publications and studies conducted by third parties as well as Woodside's internal estimates and research. While Woodside believes that each of these publications and third party studies is reliable and has been prepared by a reputable source, Woodside has not independently verified the market and industry data obtained from these third party sources and cannot guarantee the accuracy or completeness of such data. Accordingly, undue reliance should not be placed on any of the industry, market and competitive position data contained in this presentation.
- To the maximum extent permitted by law, neither Woodside, its related bodies corporate, nor any of their respective Beneficiaries, assume any responsibility for, or make any representation or warranty (express or implied) as to, the fairness, currency, accuracy, adequacy, reliability or completeness of the information or any opinions expressed in this presentation or the reasonableness of any underlying assumptions.

No offer or advice

- This presentation is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to Woodside shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other person), or a solicitation of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction.
- This presentation has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Woodside shareholder or any other person. The information contained in this presentation does not constitute, and should not be taken as, financial product or investment advice. Woodside encourages you to seek independent legal, financial, taxation and other professional advice before making any investment decision.
- This presentation shall not be distributed, transmitted, published, reproduced or otherwise made available to any other person, in whole or in part, directly or indirectly, for any purposes whatsoever. In particular, this presentation and the information contained herein may not be taken or transmitted, in, into or from and may not be copied, forwarded, distributed or transmitted in or into any jurisdiction in which such release, publication or distribution would be unlawful. The release, presentation, publication or distribution of this presentation, in whole or in part, in certain jurisdictions may be restricted by law or regulation, and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of the relevant jurisdiction. Woodside does not accept liability to any person in relation to the distribution or possession of this document in or from any such jurisdiction.

Forward looking statements

- This presentation contains forward-looking statements with respect to Woodside's business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements about expectations regarding long-term demand for Woodside's products, timing of completion of Woodside's projects, expected synergies from the BHP Petroleum merger, expectations regarding future capital expenditures, the payment of future dividends and the amount thereof, future results of projects, operating activities, and new energy products, expectations and guidance with respect to production, investment expenditure and gas hub exposure for 2023, and expectations regarding the achievement of Woodside's net equity Scope 1 and 2 greenhouse gas emissions targets. All forward-looking statements contained in this presentation reflect Woodside's views held as at the date of this presentation. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as 'guidance', 'foresee', 'likely', 'potential', 'anticipate', 'believe', 'aim', 'estimate', 'expect', 'intend', 'may', 'target', 'plan', 'forecast', 'project', 'schedule', 'will', 'should', 'seek' and other similar words or expressions.
- Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective Beneficiaries.
- Details of the key risks relating to Woodside and its business can be found in the "Risk" section of Woodside's most recent Annual Report released to the Australian Securities Exchange and in Woodside's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. Further details of the key risks can also be found in the prospectus issued by Woodside in connection with its admission to trading on the London Stock Exchange, available on the Company's website at https://www.woodside.com/investors. You should review and have regard to these risks when considering the information contained in this presentation.
- Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

Notes to petroleum resource estimates

1. Unless otherwise stated, all petroleum resource estimates are quoted as at the effective date (i.e. 31 December 2022) of the Reserves and Resources Statement included in Woodside's Annual Report released to the Australian Securities Exchange and the London Stock Exchange on 27 February 2023 and available at https://www.woodside.com/news-and-media/announcements, and the SEC 20-F filing released to the New York Stock Exchange and Australian Securities Exchange on 27 February 2023 and available at https://www.woodside.com/news-and-media/announcements, net Woodside share at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).
2. Proved (1P) Reserves are estimated and reported in accordance with the United States Securities and Exchange Commission (SEC) regulations, which are also compliant with SPE-PRMS guidelines. SEC-compliant Proved (1P) Reserves estimates use a more restrictive, rules-based approach and are generally lower than estimates prepared solely in accordance with SPE-PRMS guidelines due to, among other things, the requirement to use commodity prices based on the average price during the 12-month period in the reporting company's fiscal year. Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources are estimated and reported in accordance with SPE-PRMS guidelines and are not compliant with SEC regulations.
3. Woodside is not aware of any new information or data that materially affects the information included in the Reserves and Resources Update. All the material assumptions and technical parameters underpinning the estimates in the Reserves and Resources Update continue to apply and have not materially changed.

2

Woodside Energy

Disclaimer, important notes and assumptions (continued)

Notes to petroleum resource estimates (continued)

4. Woodside reports its petroleum resource estimates inclusive of all fuel consumed in operations.
5. For offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO) or platform, while for the onshore gas projects the reference point is defined as the outlet of the downstream (onshore) gas processing facility.
6. Woodside uses both deterministic and probabilistic methods for the estimation of Reserves and Contingent Resources at the field and project levels. All Proved (1P) Reserves estimates have been estimated using deterministic methodology and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. Unless otherwise stated, all petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category. The aggregated Proved (1P) Reserves may be a conservative estimate due to the portfolio effects of arithmetic summation.
7. 'MMboe' means millions (10^6) of barrels of oil equivalent. Natural gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of natural gas liquids, oil and condensate are converted from MMbbl to MMboe on a 1:1 ratio.

Assumptions

- Unless otherwise indicated, the targets set out in this presentation have been estimated on the basis of a variety of economic assumptions including: (1) US$70/bbl Brent long-term oil price (2022 real terms, inflated at 2.0%); (2) currently sanctioned projects being delivered in accordance with their current project schedules; and (3) applicable growth opportunities being sanctioned and delivered in accordance with the target schedules provided in this presentation. These growth opportunities are subject to relevant joint venture participant approvals, commercial arrangements with third parties and regulatory approvals being obtained in the timeframe contemplated or at all. Woodside expresses no view as to whether its joint venture participants will agree with and support Woodside's current position in relation to these opportunities, or such commercial arrangements and regulatory approvals will be obtained. Additional assumptions relevant to particular targets or other statements in this presentation may be set out in the relevant slides. Any such additional assumptions are in addition to the assumptions and qualifications applicable to the presentation as a whole.

Climate strategy and emissions data

- Further information as to Woodside's climate strategy, including references to "lower carbon" as part of that strategy, is set out in Woodside's Climate Report 2022 available on the Woodside website at https://www.woodside.com/sustainability/climate-change. All greenhouse gas emissions data in this presentation are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions.
- Woodside "greenhouse gas" or "emissions" information reported are net equity Scope 1 GHG emissions, Scope 2 GHG emissions, and/or Scope 3 GHG emissions, unless otherwise stated. For more information on emissions data refer to Woodside's Climate Report 2022 available on the Woodside website at https://www.woodside.com/sustainability/climate-change

Other important information

- All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.
- References to "Woodside" may be references to Woodside Energy Group Ltd, Woodside Energy Group Ltd and its subsidiaries or Woodside Energy Group Ltd and its applicable subsidiaries (as the context requires).
- This presentation does not include any express or implied prices at which Woodside will buy or sell financial products.
- A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Non-IFRS financial information

- Throughout this presentation a range of financial and non-financial measures are used to assess Woodside's performance, including a number of financial measures that are not defined or specified under IFRS (International Financial Reporting Standards), which are termed Non-IFRS Financial Measures. These measures include EBITDA margin, Gearing, Underlying NPAT, Free cash flow, EBITDA, EBIT, Operating cash flow, Investing cash flow, Cash margin and Capital expenditure. Refer to the glossary section of this presentation for the definition of these terms. Management uses these measures to monitor Woodside's financial performance alongside IFRS measures to improve the comparability of information between reporting periods and business units. These Non-IFRS Financial Measures should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. Non-IFRS Financial Measures are not uniformly defined by all companies, including those in Woodside's industry. Accordingly, they may not be comparable with similarly titled measures and disclosures by other companies.

Disclosure of reserve information and cautionary note to US investors

- Woodside is an Australian company listed on the Australian Securities Exchange, the New York Stock Exchange and the London Stock Exchange. Woodside reports its Proved (1P) Reserves in accordance with SEC regulations, which are also compliant with SPE-PRMS guidelines, and prepares and reports its Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources in accordance with SPE-PRMS guidelines. It reports all of its petroleum resource estimates using definitions consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS).
- The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than "reserves" (as that term is defined by the SEC). In this presentation, Woodside includes estimates of quantities of oil and gas using certain terms, such as "Proved plus Probable (2P) Reserves", "Best Estimate (2C) Contingent Resources", "Reserves and Contingent Resources", "Proved plus Probable", "Developed and Undeveloped", "Probable Developed", "Probable Undeveloped", "Contingent Resources" or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC's definitions of proved, probable and possible reserves, and which the SEC's guidelines strictly prohibit Woodside from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside's properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all of the drilling locations that have been attributable to these quantities. US investors are urged to consider closely the disclosures in Woodside's filings with the SEC, which are available at www.sec.gov.

3

Woodside’s strategy delivering strong results NET PROFIT AFTER TAX 1 Completed merger with BHP Petroleum $ 6.5 228% billion 2 Strong operating performance from expanded global portfolio 1 underlying net profit after tax of $5.2 billion FINAL DIVIDEND, FULLY 3 Investing in oil, gas and new energy projects FRANKED Well positioned for major capital investment through 144 37% 4 US cps 2023 and 2024 80% payout of underlying net profit after tax Full-year dividend of 253 US cps, 5 Record shareholder returns up 87% from 2021 4 1. Non-IFRS financial measure. Net profit after tax excluding any exceptional items (refer to slide 23 of this presentation for the list of specific items for the 2022 financial year).

Realising the benefits of the merger and price environment

STRONG OPERATIONAL PERFORMANCE

PRODUCTION VOLUME[1]

157.7 MMboe — ↑ 73%

Significant contribution from heritage BHPP assets

OPERATED LNG RELIABILITY

98.5 % — ↑ 1%

High LNG reliability from Pluto LNG and NWS Project

UNIT PRODUCTION COST

$8.1 per boe — ↑ 53%

Cost increase primarily due to inclusion of BHPP assets, completion of planned turnarounds and Interconnector tolling

REALISED PRICE

$98.4 per boe — ↑ 62%

Portfolio optimisation captured strong **oil and gas prices**

STRONG FINANCIAL OUTCOMES

OPERATING REVENUE

$16.8 billion — ↑ 142%

Increased realised prices and production volume with Interconnector contribution of $1.2 billion

EBITDA[3]

$11.2 billion — ↑ 172%

A focus on underlying cost performance and **increased trading margin**

CASH MARGIN[2]

85.1 % — ↑ 2%

Margins remain **resilient through the price cycle**

FREE CASH FLOW[4]

$6.5 billion — ↑ 669%

Enables **investment and shareholder returns**

1. Includes production of 156.8 MMboe from Woodside reserves and 0.9 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.
2. Non-IFRS financial measure. Revenue from sale of produced hydrocarbons less production costs, royalties, excise and levies, insurance, inventory movement, shipping and direct sales costs and other hydrocarbon costs; divided by revenue from the sale of produced hydrocarbons (sales volume). Excludes exploration and evaluation, general administrative and other costs, depreciation and amortisation, PRRT and income tax.
3. Non-IFRS financial measure. Calculated as profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment losses and impairment reversals.
4. Non-IFRS financial measure. Cash flow from operating activities (excluding payments to cash reserves) and cash flow from investing activities. Operating cash flow of $8.8 billion and free cash flow of $6.5 billion include the impact of collateral payments of $506 million against hedging activities (included in operating cash flow). Without the collateral payments operating cash flow would $9.3 billion and free cash flow would be $7.1 billion.

5

Woodside Energy

Investing in Woodside's future

DELIVERING VALUE

SYNERGIES[1]

$400m+ annual synergies
from initiatives implemented ahead of target

PROJECT DELIVERY

Sangomar and Scarborough
targeting first oil in late 2023 and first LNG cargo in 2026 respectively

UTILISING CAPACITY

Successful completion
of subsea-tiebacks and minor capital projects

FUTURE GROWTH

Preparing for FID readiness
for Trion, H2OK and Woodside Solar

DELIVERING SUSTAINABILITY OUTCOMES

NET EQUITY SCOPE 1 AND 2 GREENHOUSE GAS EMISSIONS[2,3]

11

% below starting base

Adjusted to **include assets acquired through the merger**

NEW ENERGY PROJECTS

$100

million

Spent to date on a suite of potential new energy opportunities

TOTAL SOCIAL SPEND GLOBALLY[4]

A$25.5

million

Social investment, partnerships and philanthropic activities

AUSTRALIAN TAX AND ROYALTIES CONTRIBUTION[5]

A$2,702

million

↑ 311%

Significant contribution to the Australian economy

1. Pre-tax 100% basis. Excluding transition and separation costs. Net of any expected ongoing cost increases as a result of the merger.
2. For 2022 performance only, in which the merger was effective for seven out of 12 months, the effective starting base has been adjusted to 5.2 Mt CO_2-e. For further information on how this has been calculated, refer to page 40 of Woodside's Climate Report 2022.
3. Woodside has seat near- and medium-term targets to reduce net equity Scope 1 and 2 greenhouse gas emissions of 15% by 2025 and 30% by 2030 with an aspiration of net zero by 2050 or sooner. Target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021.
4. Data includes information for the period 1 January 2022 to 31 December 2022 and includes data relevant to the assets acquired through the merger with BHP's petroleum business from 1 June 2022 to 31 December 2022. All figures are approximate and rounded up to the nearest decimal point. See also page 62 of the Social contribution section of the Sustainable Development Report released on 27 February 2023 which outlines the categories of social spend, including strategic partnerships, philanthropy, mandatory contribution and volunteering.
5. For further information on the Australian tax and royalties contribution refer to slide 29 of this presentation.

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Personal safety performance requires improvement Tier 1 or Tier 2 loss of primary containment process safety events 4 3 3 2 2 2 1 1 Tier 2 1 1 1 1 Zero high-consequence work related injuries Tier 1 - 2018 2019 2020 2021 2022 Zero Tier 1 loss of primary containment process safety events and one Tier 2 event Total recordable injuries (TRI) and total recordable injury rate (TRIR) 35 2.00 1.80 1.74 TRIR per million work 1.80 30 hours 1.60 Key focus for 2023 is on reducing total recordable 1.32 25 1.40 injury rate 1.20 20 0.90 24 Co 1.00 ntractor TRI 19 15 0.80 0.88 21 0.60 10 11 0.40 8 5 8 E 0. m 20 ployee TRI 6 3 3 2 - - 2018 2019 2020 2021 2022 7

Disrupted markets highlight importance of energy security and affordability 1 Global oil and gas pricing disrupted post invasion of Ukraine (Indexed to September 2020 at 100) 2,500 2,000 Heightened political tension, rerouting of energy flows and an uncertain energy transition contribute to a period of volatile energy prices 1,500 Global gas markets remain tight with current 1,000 available LNG capacity unable to meet immediate European natural gas (TTF) demand requirements Asian LNG spot (JKM) 500 US Henry Hub gas Brent oil price 0 1-Sep-20 1-Apr-21 1-Nov-21 1-Jun-22 1-Jan-23 8 1. Source: ICE and Platts.

Captured elevated oil and gas prices 2 Average realised price 101 98 $ 62% 98.4 Portfolio actively positioned to realise the benefit of 71 71 per boe 64 higher pricing through trading activities 61 54 42 Favourable exposure to gas hub pricing, achieving 50 1 23% full-year gas hub exposure 32 Additional Interconnector volumes delivered into a high-priced market 2018 2019 2020 2021 2022 Volume weighted averaged realised price Average annual dated Brent 1. Gas hub exposure is the proportion of produced equity LNG volumes expected to be sold on gas hub indices such as JKM, TTF and UK National Balancing Point (excluding Henry Hub). 9 2. Average realised price represents weighted average realised price for all sales, including purchased volumes. $/boe

Returning value to shareholders Interim and final dividend (US cps) 160 Record fully franked final dividend of 144 US cents 144 per share (cps); total full-year dividend of 253 US cps 140 87% 253 120 109 US cps, total full-year dividend Final dividend payment value of $2.7 billion; 105 full-year value of $4.8 billion 100 91 80 Reflects strong operational performance, impact of the merger and higher realised prices 55 60 53 36 40 30 26 Balanced capital commitments and shareholder returns 20 12 0 2018 2019 2020 2021 2022 $6.0 – 6.5 billion dollars of capital expenditure Interim dividend US cps Final dividend US cps forecast in 2023 10

Sangomar – 77% complete, targeting first oil late 2023 2022 HIGHLIGHTS • Completed the construction phase for the FPSO facility • Successfully relocated FPSO facility to Singapore to complete topsides integration and pre-commissioning • Completed seven of 23 wells FPSO in Singapore • Completed subsea equipment fabrication and commenced the subsea installation campaign 2023 FOCUS AREAS • Complete pre-commissioning and relocate FPSO to Senegal • Complete subsea installation in preparation for first oil • Progress operational readiness activities Close-up of turret Pipelay vessel (Seven Oceans) 11

Scarborough – 25% complete, targeting first LNG cargo in 2026 2022 HIGHLIGHTS • Completed sell down of Pluto Train 2 • Commenced module fabrication and construction of Pluto Train 2 • Commenced site works at Pluto LNG • Commenced pipeline manufacturing and fabrication of the subsea flowlines Installation of the second floor of the FPU living quarters • Commenced fabrication of floating production unit (FPU) topsides and hull • Delivered Phase 1 subsea production trees • Completed front-end engineering design activities for Pluto Train 1 modifications 2023 FOCUS AREAS • Continue construction of Pluto Train 2 and FPU • Commence subsea installation and drilling operations Pluto Train 2 module assembly • Progress secondary regulatory approvals Aircooled heat exchanger • Prepare first Pluto Train 2 modules for shipping to site 12

Changing Australian regulatory environment REGULATORY ENVIRONMENT IN EAST COAST GAS MARKET COMMONWEALTH WATERS • The consultation required for offshore environment plans has • Woodside supports the objective of affordable and changed reliable energy supply • Expanded requirement to consult over a vast area (including areas • Industry and Government must develop a practical and modelled on hypothetical risk) workable solution to consumer price shocks • NOPSEMA consultation guideline has been published for comment • Policies maintaining and increasing supply are the most effective way to address affordability issues • Woodside’s consultation methodology which has been developed over many years of offshore activity has been updated • Stable policy environment is required to encourage further investment in East Coast gas infrastructure • Woodside continues to engage extensively to support its approvals processes 13

Progressing a pipeline of diverse opportunities

- Opportunity (dashed border)
- Sanctioned (solid border)

OIL

- Other Atlantis, Shenzi and Mad Dog opportunities (Opportunity)
- Trion (Opportunity)
- Atlantis Phase 3 and DC802 (Sanctioned)
- Mad Dog Phase 2 (Sanctioned)
- Pyrenees Phase 4 (Sanctioned)
- Shenzi North (Sanctioned)
- Sangomar (Sanctioned)

GAS

- Browse, Calypso, Sunrise (Opportunity)
- Other Western Australia opportunities (Opportunity)
- Other Bass Strait opportunities (Opportunity)
- Julimar Brunello Phase 3 (Opportunity)
- Bass Strait optimisations (Sanctioned)
- Scarborough (Sanctioned)

NEW ENERGY

- Other new energy opportunities (Opportunity)
- H2Tas (Opportunity)
- H2Perth (Opportunity)
- Southern Green Hydrogen (Opportunity)
- Woodside Solar (Opportunity)
- H2OK (Opportunity)
- Heliogen (Sanctioned)

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Disciplined capital allocation

	OIL	GAS		NEW ENERGY
	OFFSHORE	PIPELINE	LNG	DIVERSIFIED
FOCUS	Generate high returns to fund diversified growth, focusing on high quality resources	Leveraging infrastructure to monetise undeveloped gas, including optionality for hydrogen		New energy products and lower carbon services to reduce customers' emissions; hydrogen, ammonia, CCUS[1]
CHARACTERISTICS	High cash generation Shorter payback period Quick to market	Stable long-term cash flow profile Resilient to commodity pricing	Long-term cash flow Strong forecast demand Upside potential	Developing market Lower capital requirement Lower risk profile
OPPORTUNITY TARGETS	IRR > 15% Payback within 5 years[2]	IRR > 12% Payback within 7 years[2]		IRR > 10% Payback within 10 years[2]
EMISSIONS REDUCTIONS	30% net emissions reduction by 2030, net zero aspiration by 2050 or sooner[3]			

1. CCUS refers to carbon capture utilisation and storage.
2. Payback refers to RFSU + X years.
3. Woodside's net emissions reduction targets are for net equity Scope 1 and 2 greenhouse gas emissions, with a targeted reduction of 15% by 2025, 30% by 2030, with an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Please refer to the Glossary starting on page 59 and the section on decarbonisation strategy starting on page 28 of Woodside's Climate Report 2022 for further information on the definition and calculation of Scope 1 and 2 net equity greenhouse gas emissions.

15 Woodside Energy

Trion – targeting final investment decision readiness in 2023

STRATEGIC ALIGNMENT
Value accretive investment

Generates **near-term cashflow**

Competitive development cost with **quick payback**

Material oil resource with current floating production unit (FPU) concept targeting 100,000 barrels of oil per day

ROBUST PLAN
Leveraging Woodside's deepwater capability

Well-characterised subsurface and **mature development concept**

Basis of **cost and schedule estimates** aligned with current market conditions

Ongoing **field development plan** (FDP) engagements with partner and regulator to support FID readiness

PORTFOLIO DIVERSIFICATION
Trion is among Mexico's first deepwater oil developments

Extends US GoM **deepwater capabilities** into Mexico

Establishes **presence and infrastructure in Mexico** and aligns with Mexican national agenda to grow production

2022 HIGHLIGHTS

Completed FPU FEED

Issued key tender packages for competitive bids

Completed offshore seabed surveys and ocean bottom node seismic data interpretation



2028 | Targeted first oil

Please refer to the "Disclaimer and important notices" section (including under the heading "Forward looking statements") for important cautionary information relating to forward looking statements.

16

Woodside Energy

H2OK – completed FEED activities in 2022 STRATEGIC 2022 HIGHLIGHTS Targeting diesel parity and Government incentives ALIGNMENT Investing in energy product Project is located to serve heavy-duty trucking choice for customers as they Completed FEED activities customers along key US transport corridors reduce their emissions Matured facility design, cost and schedule Progressing regulatory and environmental approvals Awarded contracts for the alkaline electrolyser equipment and liquefaction units ROBUST PLAN Advancing customer offtake agreements Leverages Woodside’s core capabilities Targeting final investment decision readiness in 2023 Woodside’s most mature lower-carbon intensity Hydrogen project PORTFOLIO DIVERSIFICATION Establishing value-chain partnerships to enable Developing new energy product safe, reliable and efficient hydrogen supply production to meet and grow 2026 | Targeted first liquid hydrogen demand for new energy sources Leverage H2OK project learnings to capture new opportunities 17

Delivering towards our Scope 1 and 2 targets

SCOPE 1 AND 2 STRATEGY AND TARGETS

STRATEGY

Reduce our net equity Scope 1 and 2 greenhouse gas emissions

DESIGN OUT | **OPERATE OUT** | **OFFSET**

TARGETS

15% by 2025[1,2]

30% by 2030[1,3]

Net equity emissions reduction targets

Net zero aspiration by 2050 or sooner

PROGRESS

Targets expanded to merged portfolio

Delivered **11% net equity Scope 1 and 2 greenhouse gas emissions reduction** and progressing towards our 2025 target[3,4]

Initial asset decarbonisation plans identified opportunities that **could reduce 2030 emissions by 300kt** for heritage Woodside assets[5]

1. Woodside's net emissions reduction targets are for net equity Scope 1 and 2 greenhouse gas emissions, with a targeted reduction of 15% by 2025, 30% by 2030, with an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Please refer to the Glossary starting on page 59 and the section on decarbonisation strategy starting on page 28 of Woodside's Climate Report 2022 for further information on the definition and calculation of Scope 1 and 2 net equity greenhouse gas emissions.
2. This means net equity emissions for the 12 month period ending 31 December 2025 are targeted to be 15% lower than the starting base.
3. This means net equity emissions for the 12 month period ending 31 December 2030 are targeted to be 30% lower than the starting base.
4. For 2022 performance only, in which the merger was effective for seven out of 12 months, the effective starting base has been adjusted to 5.2 Mt CO_2-e. For further information on how this has been calculated, refer to page 40 of Woodside's Climate Report 2022.
5. Indicative only, not guidance. Potential impact of opportunities identified in Australian Operations asset decarbonisation plans assuming all opportunities identified in the 2022 asset decarbonisation plan progress to execution. Heritage Woodside portfolio and working interest prior to the merger.

18

Woodside Energy

Investing in new energy and lower carbon services STRATEGY TARGET Invest in the products and services our customers need as SCOPE 3 they reduce their emissions $5 billion STRATEGY AND investment in new energy products 1 and lower carbon services by 2030 TARGET CAPITAL PROMOTE SUPPORT VALUE ALLOCATION MEASUREMENT CHAIN TARGETS & REPORTING $100 million spent towards new energy target, including completion of FEED activities on H2OK Awarded three greenhouse gas assessment permits in 2022 PROGRESS Selected as preferred partner for the Southern Green Hydrogen project Advanced carbon capture and utilisation technology pilot projects 19 1. Individual investment decisions are subject to Woodside’s investment hurdles. Not guidance. Potentially includes both organic and inorganic investment.

FINANCIAL UPDATE Graham Tiver Chief Financial Officer and Executive Vice President

Well positioned for committed capital investment

High operational reliability, higher realised prices, additional volume from BHPP assets and contribution of the Pluto-KGP Interconnector

Significant liquidity to support major project expenditure

Delivering record shareholder returns whilst retaining capital management flexibility

Record earnings per share, realising benefits of the merger

		FY22	FY21	Change	
Operating revenue	$m	**16,817**	6,962	142%	↑
EBITDA[1]	$m	**11,234**	4,135	172%	↑
EBIT[2]	$m	**9,186**	3,493	163%	↑
NPAT	$m	**6,498**	1,983	228%	↑
Underlying NPAT[3]	$m	**5,230**	1,620	223%	↑
Operating cash flow[4]	$m	**8,811**	3,792	132%	↑
Free cash flow[4]	$m	**6,546**	851	669%	↑
Liquidity	$m	**10,239**	6,125	67%	↑
Earnings per share	US cps	**430**	206	109%	↑
Full-year dividend	US cps	**253**	135	87%	↑

1. Non-IFRS financial measure. Calculated as profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment losses and impairment reversals.
2. Non-IFRS financial measure. Calculated as profit before income tax, PRRT and net finance costs.
3. Non-IFRS financial measure. Net profit after tax excluding any exceptional items (refer to slide 23 of this presentation for the list of specific items for the 2022 financial year).
4. Non-IFRS financial measure. Free cash flow is cash flow from operating activities (excluding payments to cash reserves) and cash flow from investing activities. Operating cash flow of $8.8 billion and free cash flow of $6.5 billion include the impact of collateral payments of $506 million against hedging activities (included in operating cash flow). Without the collateral payments operating cash flow would $9.3 billion and free cash flow would be $7.1 billion.

21

Woodside Energy

Disciplined capital management Well positioned for major Capital management Resilient through the 1 2 3 capital investment through supports strong price cycle 2023 and 2024 dividends and growth 1 Investing cash flow Operating cash flow Dividend determined $ $ $ 8,811 million 4,804 million 2,265 million Special dividends Dividend Safe, reliable Investment Strong balance policy and low cost Share buy-backs expenditure sheet (minimum 50% operations payout ratio) CAPITAL Future investment Excess MANAGEMENT cash FRAMEWORK Maintain dividend based on Targeting Investment grade NPAT excluding non- 10-20% gearing credit rating recurring items, targeting through the cycle 50-80% payout ratio % 3 2 Payout ratio 1.6% BBB+/Baa1 80 1. Operating cash flow of $8.8 billion and free cash flow of $6.5 billion include the impact of collateral payments of $506 million against hedging activities (included in operating cash flow). Without the collateral payments operating cash flow would $9.3 billion and free cash flow would be $7.1 billion. 2. Corporate debt credit ratings. BBB+ reaffirmed by S&P Global, Baa1 reaffirmed by Moody’s. 22 3. If added to the end of year financials, the 2022 final dividend would have the effect of increasing the end of year gearing to 9.0%.

Full-year 2022 profit supported by increased production and higher prices



Contribution of new assets and higher realised prices across all markers
$ million
1,983
4,830
5,007
(2,695)
Additional volumes, start-up of Pluto-KGP Interconnector and higher royalties and excise
Sale of 49% of Pluto Train 2
614
(633)
Transaction and integration costs
Losses on hedging activities and repurchase agreements, restoration, exploration activity
(1,115)
(1,345)
Increased taxes due to higher revenue offset by the recognition of previously impaired Pluto PRRT DTA
Pre-tax impairment reversal
(148)
6,498
(1,268)
5,230
2021 reported NPAT
Sales revenue - price
Sales revenue - volume
Cost of sales
Other income
General administrative costs
Other
Income tax and PRRT
Impairment and impairment reversals
2022 reported NPAT
2022 NPAT adjustments
2022 underlying NPAT

2022 NPAT adjustments

Category	$ million
Merger transaction costs	419
Orphan Basin exit costs	142
Pluto PRRT DTA	(954)
Derecognition of the Corpus Christi onerous contract provision	(245)
Wheatstone impairment reversal	(630)
Total	**(1,268)**

FINAL DIVIDEND, FULLY FRANKED

144

US cps

80% payout of H2 underlying NPAT

37%

23

Woodside Energy

Operational performance, merger and market conditions driving profitability 1 2 Operating revenue EBITDA Underlying NPAT 16.8 11.2 5.2 7.0 4.1 3.8 5.2 3.5 4.9 1.6 1.4 3.6 1.1 1.9 0.4 2018 2019 2020 2021 2022 2018 2019 2020 2021 2022 2018 2019 2020 2021 2022 Higher revenue driven by strong operational reliability, higher realised prices, additional volume from the BHPP assets and the contribution of the Pluto-KGP Interconnector Impacted by hedging losses, higher taxes, royalties and excise relating to the increased revenue 1. Non-IFRS financial measure. Calculated as profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment losses, impairment reversals. 24 2. Non-IFRS financial measure. Net profit after tax excluding any exceptional items (refer to slide 23 of this presentation for the list of specific items for the 2022 financial year). $ billion $ billion $ billion

Strong cash flow supports upcoming investment

Operating cash flow[1]


9.3
Collateral payments
8.8
Operating cash flow
$ billion
3.3
3.3
1.8
3.8
2018
2019
2020
2021
2022

Investing cash flow[2]


4.2
0.8
Contribution from GIP
1.1
Merger completion payment
2.3
Investing cash flow
$ billion
1.8
1.2
2.1
2.9
2018
2019
2020
2021
2022

Free cash flow[1]


7.1
Collateral payments
6.5
Free cash flow
$ billion
1.5
2.1
(0.3)
0.9
2018
2019
2020
2021
2022

Increased cash generated from operations, driven by higher operating revenue and contribution of BHPP portfolio

Higher investing cashflow due to higher capital expenditure on Scarborough and Sangomar, offset by cash received as part of the BHPP merger

1. Non-IFRS financial measure. Free cash flow is cash flow from operating activities (excluding payments to cash reserves) and cash flow from investing activities. Operating cash flow of $8.8 billion and free cash flow of $6.5 billion include the impact of collateral payments of $506 million against hedging activities (included in operating cash flow). Without the collateral payments operating cash flow would $9.3 billion and free cash flow would be $7.1 billion.
2. Non-IFRS financial measure. Cash flow from investing activities. Investing cash flow of $2.3 billion includes the impact of GIP's contribution to Pluto Train 2 ($0.8 billion) and cash received on completion of the merger with BHP Petroleum ($1.1 billion). Without these items, investing cash flow would be $4.2 billion.

25

Woodside Energy

Strong underlying cost performance despite inflationary pressures Production cost Unit production cost reconciliation Unit production 1,400 9.0 8.1 8.1 1.5 cost ($/boe) 8.0 1,200 Heritage BHPP asset 0.9 6.6 0.6 7.0 production costs ($ billion) 0.5 (0.4) 0.4 1,000 5.7 (0.1) 5.3 5.3 6.0 5.1 4.8 800 5.0 Interconnector 4.0 600 0.2 1 cost ($ billion) 3.0 0.5 400 0.5 Heritage WDS asset 0.5 0.5 0.5 2.0 production costs ($ billion) 200 1.0 0 - 2021 UPC Cost Foreign Volume Change in Heritage UPC Interconnector 2022 UPC 2018 2019 2020 2021 2022 exchange conversion BHP assets excluding factor Interconnector Primarily due to increased Interconnector contributed Impacted by inclusion of BHPP and completion of planned planned maintenance activities to a higher UPC and turnarounds across assets delivered incremental 2022 UPC is consistent with pre-merger expectations revenue of $1,177 million 26 1. Includes costs related to the purchase of Pluto feed gas from non-operating JV participants and the tolling of Pluto volumes transported through the Pluto-KGP Interconnector for processing at KGP. $/boe

Margins remain resilient through the price cycle

Gross margin[1]


61%
22%
17%
GROSS MARGIN
65.2 $/boe
PRODUCTION AND OTHER COSTS
23.7 $/boe
DEPRECIATION AND AMORTISATION
17.7 $/boe

Five-year cash margin trend (%)[2]


80%
80%
78%
83%
85%
2018
2019
2020
2021
2022

Cash margin[2]


85%
9%
6%
CASH MARGIN
78.1 $/boe
PRODUCTION COSTS
8.3 $/boe
OTHER CASH COSTS[3]
5.3 $/boe

Higher realised prices offset by higher depreciation, production costs, royalties/excise, and trading costs

1. Gross profit divided by operating revenue. Gross profit excludes income tax, PRRT, net finance costs, other income and other expenses. Calculated on a total production volume basis.
2. Non-IFRS financial measure. Revenue from sale of produced hydrocarbons less production costs, royalties, excise and levies, insurance, inventory movement, shipping and direct sales costs and other hydrocarbon costs; divided by revenue from the sale of produced hydrocarbons (sales volume). Excludes exploration and evaluation, general administrative and other costs, depreciation and amortisation, PRRT and income tax.
3. Other cash costs includes royalties, excise and levies, insurance, inventory movement, shipping and direct sales costs and other hydrocarbon costs.

27

Prepared for committed capital expenditure Continuing strong liquidity 10.2 Low cost of drawn debt (3.9%) 7.0 6.7 6.1 Undrawn facilities Cash 3.9 3.5 years portfolio weighted average term to Liquidity maturity 2018 2019 2020 2021 2022 1 Credit ratings of BBB+ and Baa1 reaffirmed 3 Balanced debt maturity profile $6.0 – 6.5 billion dollars of capital expenditure 2 forecast in 2023 Undrawn 1 Drawn Low gearing of 1.6% provides flexibility for future 2 uncertainty 0 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 1. Corporate debt credit ratings. BBB+ reaffirmed by S&P Global, Baa1 reaffirmed by Moody’s. 2. If added to the end of year financials, the 2022 final dividend would have the effect of increasing the end of year gearing to 9.0%. 28 3. As at 31 December 2022. $ billion $ billion

Record Australian tax contributions; 311% increase

A$2.7 billion paid in Australian tax and royalties in 2022, a 311% increase on 2021

Our 2023 tax contribution is expected to remain strong[1]

Australian all-in effective tax rate of 46%[2]

Australian tax contribution[3,4,5]



2.7
A$7m | Fringe benefits tax
A$60m | Payroll tax
A$392m | Federal excise
A$534m | Federal royalties
A$720m | Petroleum resource rent tax
A$989m | Corporate income tax
$ billion
0.9
0.7
0.7
0.7
2018
2019
2020
2021
2022

1. Indicative, not guidance.
2. Total tax expense, royalties, excise and levies (excluding the impact of the Pluto PRRT DTA recognition), divided by profit before such taxes, royalties, excise and levies.
3. Data included here includes information for the period 1 January 2022 to 31 December 2022 and includes data relevant to the assets acquired through the merger with BHP's petroleum business from 1 June 2022 to 31 December 2022.
4. Figures are reported on a cash basis (net of any refunds received, for example, refunds of tax overpaid in prior periods) and are rounded to the nearest million.
5. Woodside's Australian tax contribution for 2018-2022 has been assured by Deloitte in accordance with Australian Auditing Standard on Review Engagements ASRE 2405 of Historical Financial Information Other than a Financial Report. Deloitte's assurance inspects evidence to ensure the figures in the table above accurately reflect Woodside's cash paid to settle Australian tax obligations in 2022.

29

Woodside Energy

OUTLOOK Meg O’Neill Chief Executive Officer and Managing Director

Resilient hydrocarbon demand in a range of scenarios OIL GAS NEW ENERGY 1 1 1 Oil demand (EJ) Low carbon hydrogen demand (EJ) Natural gas demand (EJ) 200 200 200 STEPS STEPS APS APS 100 100 100 NZE NZE NZE APS STEPS 0 0 0 2020 2025 2030 2035 2040 2045 2050 2020 2025 2030 2035 2040 2045 2050 2020 2025 2030 2035 2040 2045 2050 Further investment in oil supply to meet Strong LNG fundamentals as Europe shifts away Momentum and policy support for lower- medium-term global demand from Russian gas and Asian economies grow carbon hydrogen markets is growing 2 2 2 Net Zero Emissions Announced Policies Stated Policies 1. Source: IEA World Energy Outlook (2022). Total energy supply in exajoules (EJ). 31 2. Net Zero Emissions (NZE) is an IEA scenario consistent with 1.5ºC warming. Announced Pledges (APS) is an IEA scenario consistent with 1.7ºC warming. Stated Policies (STEPS) is an IEA scenario associated with 2.5ºC warming.

Clear priorities SUSTAINABLE MAJOR PROJECTS CORE BUSINESS FUTURE Deliver first oil from Sangomar Extend decarbonisation plans to heritage Deliver core business safely, reliably and BHP operating assets cost-efficiently with reduced emissions Progress Shenzi North and Scarborough Prepare for FID readiness at H2OK Complete merger integration Prepare for FID readiness at Trion Mature new energy portfolio options Continue decommissioning activities OPTIMISE VALUE AND SHAREHOLDER RETURNS 32

ANNEXURE

Depreciation reconciliation Impacts to depreciation expense from 2021 to 2023 0.8 4.4 0.1 0.6 First full year of 1.2 2.9 Impact of Wheatstone depreciation post merger, impairment reversal 2022 reserves updates, project RFSU and 2023 Change in application of production forecasts depreciation policy (2P to 1P) 1.7 1.7 1 2021 full-year 2022 Woodside 2022 BHP 2022 full-year 2023 depreciation policy Wheatstone reversal 2023 other adjustments 2023 forecast assets only assets only 1. Indicative, not guidance. Based on current forecasts and subject to assumptions and uncertainties. For further information, refer to the announcement titled ‘2022 line-item guidance and other items’, dated Tuesday 34 14 February 2023. $ billion

2023 full-year guidance

Production guidance

- Woodside's production guidance is 180 – 190 MMboe
- The production guidance is inclusive of major turnaround activity:
  - Pluto LNG major turnaround in Q2 2023, duration approximately 4 weeks
  - North West Shelf LNG Train 1 major turnaround in Q3 2023, duration approximately 4 weeks
  - Ngujima-Yin FPSO dry dock in H1 2023, duration approximately 4 months

LNG	MMboe	83 – 85
Pipeline gas	MMboe	40 – 42
Crude and condensate	MMboe	50 – 55
Natural gas liquids	MMboe	7 – 8
Total	**MMboe**	**180 - 190**

Investment expenditure guidance

- Woodside's capital expenditure guidance is $6.0 – 6.5 billion
- Woodside's exploration expenditure guidance is $0.3 – 0.4 billion

Sangomar[1]	%	~20%
Scarborough and Pluto Train 2[2]	%	~50%
Gulf of Mexico and Caribbean	%	~15%
Australia, Corporate and Other[3]	%	~15%
Total capital expenditure	**$ billion**	**6.0 – 6.5**

Gas hub exposure

- Woodside's gas hub exposure guidance for the portfolio, as a % of produced LNG, is 20 – 25%[4]

1. Sangomar at 82% participating interest.
2. Scarborough at 100% participating interest; Pluto Train 2 at 51% participating interest.
3. Australia, Corporate & Other includes expenditure for new energy.
4. Gas hub exposure is the proportion of produced equity LNG volumes expected to be sold on gas hub indices such as JKM, TTF and UK National Balancing Point (excluding Henry Hub).

35

Woodside Energy

Asset tables

Asset	Operating revenue $ million	EBITDA[1] $ million	Depreciation and amortisation[2] $ million	EBIT[3] $ million	Capital expenditure[4] $ million	Production costs $ million
Australia						
North West Shelf	3,307	2,722	683	2,039	116	159
Pluto	5,321	4,780	819	3,961	247	401
Wheatstone	1,156	1,010	(630)	1,640	19	81
Bass Strait	1,276	1,082	290	792	36	167
Macedon	103	87	43	44	4	13
Pyrenees	188	153	52	101	53	34
Ngujima-Yin	757	509	198	311	9	83
Okha	191	152	19	133	3	37
Scarborough	-	478	1	477	1,771	-
Other Australia	-	(82)	1	(83)	13	-
Total Australia	**12,299**	**10,891**	**1,476**	**9,415**	**2,271**	**975**
International						
Trinidad & Tobago	321	256	59	197	(9)	31
Atlantis	506	376	122	254	149	99
Shenzi	520	274	178	96	229	159
Mad Dog	212	192	66	126	173	22
Trion	-	(1)	-	(1)	-	-
Sangomar	-	(35)	4	(39)	1,034	-
Other International	11	(478)	30	(508)	84	2
Total International	**1,570**	**584**	**459**	**125**	**1,660**	**313**
Marketing	**2,948**	**848**	**-**	**848**	**-**	**-**
Corporate/Other	**-**	**(1,089)**	**113**	**(1,202)**	**92**	**(7)**
Total	**16,817**	**11,234**	**2,048**	**9,186**	**4,023**	**1,281**

1. Non-IFRS financial measure. Calculated as profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment losses and impairment reversals.
2. Includes exploration permit cost amortisation, impairment losses and impairment reversals.
3. Non-IFRS financial measure. Calculated as profit before income tax, PRRT and net finance costs.
4. Excludes exploration capitalised and the effect of Global Infrastructure Partners' (GIP) additional contribution to Pluto Train 2.

36

Woodside Energy

Realised price Variance Products Units 2022 2021% 1 LNG produced $/boe 109 56 95 2 LNG traded $/boe 166 67 148 Pipeline gas $/boe 48 17 182 Oil and condensate $/boe 96 76 26 NGLs $/boe 44 82 (46) Average realised price $/boe 98 61 61 Average Dated Brent $/bbl 101 71 42 JCC (lagged three months) $/bbl 98 60 63 JKM $/MMBtu 34 15 127 WTI $/bbl 94 68 38 3 TTF $/MMBtu 40 13 208 1. Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. 2. Excludes any additional benefit attributed to produced LNG through third-party trading activities. 37 3. TTF is converted from EUR/MWh to US$/MMBtu using published exchange rates and conversion factors.

Corporate performance 2022 2021 Production volume MMboe 157.7 91.1 Operating revenue $ million 16,817 6,962 1 EBITDA $ million 11,234 4,135 2 EBIT $ million 9,186 3,493 Net finance costs $ million 12 203 Tax expense/(benefit) $ million 2,599 1,254 Non-controlling interest $ million 77 53 NPAT $ million 6,498 1,983 1. Non-IFRS financial measure. Calculated as profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment losses, impairment reversals. 38 2. Non-IFRS financial measure. Calculated as profit before income tax, PRRT and net finance costs.

Glossary

\$, \$m, \$B	US dollar unless otherwise stated, millions of dollars, billions of dollars
A\$, AUD	Australian dollar
ASX	Australian Securities Exchange
Aspiration	Woodside uses this term to describe an aspiration to seek the achievement of an outcome but where achievement of the outcome is subject to material uncertainties and contingencies such that Woodside considers there is not yet a suitable defined plan or pathway to achieve that outcome.
Bcf	Billion cubic feet
BHP Petroleum or BHPP	Woodside Energy Global Holdings Pty Ltd ACN 006 923 897 (formerly known as BHP Petroleum International Pty Ltd) and, unless context otherwise requires, its subsidiaries. References to "Woodside Energy Global Holdings Pty Ltd" or "BHP Petroleum International Pty Ltd" are references to Woodside Energy Global Holdings Pty Ltd ACN 006 923 897 (formerly known as BHP Petroleum International Pty Ltd) excluding its subsidiaries.
BHP's petroleum business	The business operated by BHP Petroleum.
boe, kboe, MMboe, Bboe	Barrel of oil equivalent, thousand barrels of oil equivalent, million barrels of oil equivalent, billion barrels of oil equivalent
Capital expenditure	Includes capital additions on oil and gas properties and evaluation capitalised
CCS	Carbon capture and storage
CCU	Carbon capture and utilisation
CCUS	Carbon capture, utilisation and storage
CH_4	Methane
CO_2	Carbon dioxide
CO_2-e	CO2 equivalent. The universal unit of measurement to indicate the global warming potential of each of the seven greenhouse gases, expressed in terms of the global warming potential of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) any greenhouse gas against a common basis[1]
Conventional	Conventional resources exist in porous and permeable rock with pressure equilibrium. The hydrocarbons are trapped in discrete accumulations related local geological structure feature and/or stratigraphic condition
cps	Cents per share
Decarbonisation	Woodside uses this term to describe activities or pathways that have the effect of moving towards a state that is lower carbon, as defined in this glossary.
EBIT	Calculated as a profit before income tax, PRRT and net finance costs
Equity greenhouse gas emissions	Woodside sets its Scope 1 and 2 greenhouse gas emissions reduction targets on an equity basis. This ensures that the scope of its emissions reduction targets is aligned with its economic interest in its investments. Equity emissions reflect the greenhouse gas emissions from operations according to Woodside's share of equity in the operation. Its equity share of an operation reflects its economic interest in the operation, which is the extent of rights it has to the risks and rewards flowing from the operation[2]
FEED	Front-end engineering design
FID	Final investment decision
FPSO	Floating production storage and offloading
FPU	Floating production unit
Free cash flow	Cash flow from operating activities less cash flow from investing activities
Gearing	Net debt divided by net debt and equity attributable to the equity holders of the parent
GHG or greenhouse gas	The seven greenhouse gases listed in the Kyoto Protocol are: carbon dioxide (CO_2); methane (CH_4); nitrous oxide (N_2O); hydrofluorocarbons (HFCs); nitrogen trifluoride (NF_3); perfluorocarbons (PFCs); and sulphur hexafluoride (SF_6)
GoM or GOM	Gulf of Mexico
IRR	Internal rate of return
JCC	The Japan customs-cleared crude is the average price of customs-cleared crude oil imports into Japan as reported in customs statistics (also known as 'Japanese crude cocktail') and is used as a reference price for long-term supply LNG contracts
JV	Joint venture
KGP	Karratha Gas Plant
LNG	Liquefied natural gas
Lower carbon	Woodside uses this term to describe the characteristic of having lower levels of associated potential GHG emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production facility, product or service, or activity
Lower carbon economy	A lower carbon economy is an economy that produces lower levels of greenhouse gas emissions relative to today's economy
Lower carbon energy provider	Woodside uses this term to describe its aspiration to develop a lower carbon portfolio
Lower carbon portfolio	For Woodside, a lower carbon portfolio is one from which the net equity scope 1 and 2 greenhouse gas emissions, which includes the use of offsets, are being reduced towards targets, and into which new energy products and lower carbon services are planned to be introduced as a complement to existing and new investments in oil and gas. Woodside's Climate Policy sets out the principles that we believe will assist us achieve this aim
Lower carbon power	Lower carbon power comes from processes or technologies that produce electricity with a lower greenhouse gas emissions intensity relative to electricity produced from a higher emissions intensity source
Lower carbon services	Woodside uses this term to describe technologies, such as CCUS or offsets, that may be capable of reducing the net greenhouse gas emissions of our customers

1. See IFRS Foundation 2021: Climate Related Disclosures Prototype. Appendix A. The IFRS published a further consultation document subsequent to the 2021 prototype. As it did not contain a updated definition of Paris-Aligned scenarios Woodside has retained use of the previous edition.
2. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".

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Woodside Energy

Glossary

MMbbl	Million barrels
MMBtu	Million British thermal units
Mtpa	Million tonnes per annum
MW	Megawatt
MWh	Megawatt hour
Net equity Scope 1 and 2 greenhouse gas emissions	Woodside's equity share of net Scope 1 and 2 greenhouse gas emissions
Net zero	Net zero emissions are achieved when anthropogenic emissions of greenhouse gases to the atmosphere are balanced by anthropogenic removals over a specified period. Where multiple greenhouse gases are involved, the quantification of net zero emissions depends on the climate metric chosen to compare emissions of different gases (such as global warming potential, global temperature change potential, and others, as well as the chosen time horizon)[1]
New energy	Woodside uses this term to describe energy technologies, such as hydrogen or ammonia, that are emerging in scale but which are expected to grow during the energy transition due to having lower greenhouse gas emissions at the point of use than conventional fossil fuels
NGLs	Natural gas liquids
NPAT	Net profit after tax
NWS	North West Shelf
Offsets	The compensation for an entity's greenhouse gas emissions within its scope by achieving an equivalent amount of emission reductions or removals outside the boundary or value chain of that entity
Operated and non-operated	Oil and gas joint venture participants will typically appoint one company as the operator, which will hold the contractual authority to manage joint venture activities on behalf of the joint venture participants. Where Woodside is the operator of a joint venture in which it holds an equity share, this report refers to that joint venture as being operated. Where another company is the operator of a joint venture in which Woodside holds an equity share, this report refers to that joint venture as being non-operated
PRRT	Petroleum resource rent tax
RFSU	Ready for start-up
Scope 1 greenhouse gas emissions	Direct GHG emissions. These occur from sources that are owned or controlled by the company, for example, emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc.; emissions from chemical production in owned or controlled process equipment. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[2]
Scope 2 greenhouse gas emissions	Electricity indirect GHG emissions. Scope 2 accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the company. Scope 2 emissions physically occur at the facility where electricity is generated. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[2]
Scope 3 greenhouse gas emissions	Other indirect GHG emissions. Scope 3 is a reporting category that allows for the treatment of all other indirect emissions. Scope 3 emissions are a consequence of the activities of the company, but occur from sources not owned or controlled by the company. Some examples of Scope 3 activities are extraction and production of purchased materials; transportation of purchased fuels; and use of sold products and services. Please refer to the data table on page 58 of the Climate Report 2022 for further information on the Scope 3 emissions categories reported by Woodside[2]
Target	In the context of Woodside's Climate strategy, Woodside uses this term to describe an intention to seek the achievement of an outcome, where Woodside considers that it has developed a suitably defined plan or pathway to achieve that outcome
T&T	Trinidad and Tobago
Tcf	Trillion cubic feet
TRIR	Total recordable injury rate
Underlying NPAT	Net profit after tax excluding any exceptional items
Unit production cost or UPC	Production cost divided by production volume
USD	United States dollar
Woodside	Woodside Energy Group Ltd ACN 004 898 962 or its applicable subsidiaries.
YTD	Year to date

1. IPCC, 2018: Annex I: Glossary [Matthews, J.B.R. (ed.)]. In: Global Warming of 1.5°C. An IPCC Special Report on the impacts of global warming of 1.5°C above pre-industrial levels and related global greenhouse gas emission pathways, in the context of strengthening the global response to the threat of climate change, sustainable development, and efforts to eradicate poverty [Masson-Delmotte, V., P. Zhai, H.-O. Pörtner, D. Roberts, J. Skea, P.R. Shukla, A. Pirani, W. Moufouma-Okia, C. Péan, R. Pidcock, S. Connors, J.B.R. Matthews, Y. Chen, X. Zhou, M.I. Gomis, E. Lonnoy, T. Maycock, M. Tignor, and T. Waterfield (eds.)]. In Press. Page 555.
2. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".

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Woodside Energy

Head Office: Woodside Energy Group Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address: GPO Box D188 Perth WA 6840 Australia T: +61 8 9348 4000 F: +61 8 9214 2777 E: companyinfo@woodside.com Woodside Energy Group Ltd ABN 55 004 898 962 woodside.com